[RIVERNORTH CAPITAL MANAGEMENT LETTERHEAD]

August 6, 2014

Mr. Larry Greene
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington D.C.  20549

Re:	Response to Staff Comments on RiverNorth Funds (“Registrant”) Post-Effective Amendment No. 27 (333-136185; 811-21934)

Included below is a summary of the comments you provided to Marc Collins via telephone on July 22, 2014 related to Post-Effective Amendment No. 27 filed by the Registrant on June 10, 2014.  Each comment is followed by the Registrant’s response.  It is anticipated that the Registrant will file a post-effective amendment pursuant to Rule 485(b) under the Securities Act of 1933 to incorporate your comments and make other updating changes to the prospectus and statement of additional information.

RIVERNORTH CORE OPPORTUNITY FUND

Prospectus

Comment 1 – You requested that the Registrant provide written responses to the Staff's comments via EDGAR correspondence.  Additionally, to the extent that a comment is applicable to multiple sections of the prospectus or statement of additional information, you requested Registrant make changes in all applicable sections and documents.

Response 1 – This letter serves as Registrant's affirmation that responses to all Staff comments are included either in this letter and/or in the documents Registrant will file as Post-Effective Amendment No. 28 pursuant to Rule 485(b) under the Securities Act of 1933.

Comment 2 – In the summary prospectus, in the section entitled Principal Investment Strategies, you noted disclosure regarding the Fund’s investment in total returns swaps. You requested that the Registrant review the Securities and Exchange Commission’s letter to the Investment Company Institute (ICI) dated July 30, 2010 regarding derivatives-related risk disclosures by investment companies.  You requested that the Registrant confirm its disclosures conform to the guidance provided in that letter.

Response 2 – The Registrant has reviewed the 2010 ICI letter and has determined that the disclosures regarding the Fund’s use of total return swaps adequately disclose the risks appurtenant to the total return swap specifically utilized by the Fund.

Comment 3 – You noted in the edgarized version of the filing, the font size seemed smaller than that required by Rule 420 of the Securities Act of 1933 and requested that the Registrant confirm that the final version of the prospectus and statement of additional information provided to investors will comply with Rule 420.

Response 3 – The Registrant hereby confirms that the final prospectus provided to investors will comply with the legibility provisions of Rule 420 of the Securities Act of 1933.

Comment 4 – In the summary prospectus, under the heading Fees and Expenses of the Fund, you noted that because the Fund's operating expenses are below the contractual expense deferral, the Registrant should remove references to the deferral from the Fee Table.

Response 4 – The Registrant has revised the Fee Table to remove the details of the previously referenced contractual expenses deferral.  However, the Registrant has opted to retain disclosure of the fee deferral in the statutory portion of the prospectus so details may be included in advertising and marketing materials.  While Registrant agrees that the Fund is currently operating under the fee deferral, the Registrant deems the disclosure of the existence of the contractual deferral important in the event of a substantial increase in Fund operating expenses or a decrease in Fund assets.

Comment 5 – In the summary prospectus, under the heading Example, you requested that the Registrant confirm that if the Fund has approved an expenses deferral agreement for some period of time, the expense example only take the deferral into account for the periods actually covered by the deferral agreement.

Response 5 – The Fund does have an expense deferral agreement.  However, the Fund is currently operating below the level at which the Adviser would defer or reimburse fees and expenses.  Accordingly, the deferral is not included in any of the examples.

Comment 6 – In the summary prospectus, under the heading Example, you requested that the Registrant provide previously omitted  figures for the I Class shares of the Fund.

Response 6 – The following is the completed Expense Example that the Registrant will incorporate into the final prospectus:

	1 year	3 years	5 years	10 years
Class R Shares	$222	$685	$1,174	$2,520
Class I Shares	$200	$618	$1,062	$2,293

Comment 7 – In the summary prospectus, under the heading Principal Investment Strategies, in the first paragraph there is reference to investing indirectly in what are commonly referred to as "junk bonds".  You requested that the Registrant identify the rating below which bonds would be classified as "junk bonds".

Response 7 – The Registrant has revised the sentence to read (new disclosure underlined):

"The Fund does not expect to directly invest in securities rated below B- by Moody’s Investor Services, Inc., (securities rated below BBB are commonly referred to as “junk bonds”), although it may invest in Underlying Funds that hold securities rated below B- or that are in default."

Comment 8 – In the summary prospectus, in the section entitled Principal Investment Strategies, in the second sentence of the first paragraph in that section, you noted a reference to "alternative assets". You requested that the Registrant further define what "alternative assets" are or remove the reference.

Response 8 – The Registrant has revised the sentence to remove the reference to "alternative assets" and simply listed the other assets in which the Fund may invest.

Comment 9 – In the summary prospectus, in the section entitled Principal Investment Strategies, in the third paragraph, you noted there are references to the Fund’s ability to invest in foreign securities, including securities issued in emerging market countries.  You requested the Registrant disclose the extent to which the Fund may invest in Russian banks, located inside or outside Russia, or make an undertaking not to invest in such securities.

Response 9 – The Registrant agrees not to invest in Russian banks located within Russia or outside Russia without first establishing and disclosing limits on such investments.

Comment 10 –In the summary prospectus, in the section entitled Principal Investment Strategies, in the third paragraph, you noted reference to "other investment companies" and requested the Registrant identify what other investment companies may be included in that definition, specifically if unregistered hedge funds were included.

Response 10 – The Registrant has removed the reference to "other investment companies" as the newly redefined term "Underlying Funds" covers the types of investment companies in which the Fund with principally invest (See also the response to Comment 12).

Comment 11 – In the summary prospectus, in the section entitled Principal investment Strategies, in the fourth paragraph regarding the total return swaps, you requested that the Registrant confirm understanding of the staff's position with regard to segregation of assets to cover liabilities created by derivative instruments in order to prevent the creation of a "senior security" as contemplated under Section 18 of the Investment Company Act of 1940.

Response 11 – The Registrant acknowledges the staff's position regarding the use of derivatives and the creation of Section 18 senior securities.  Furthermore, the Registrant has taken steps to insure coverage of any liabilities created by the use of derivative instruments.

Comment 12 – In the summary prospectus, in the section entitled Principal Risks, under the subheading Underlying Fund Risk, you requested that the Registrant conform the definition of "Underlying Fund" used earlier in the prospectus with references of "other investment companies" used in the Principal Risks Section.

Response 12 – Consistent with the response to Comment 11, the Registrant has revised the definition of "Underlying Funds" to include all investment company types considered for investment.

Comment 13 –In the summary prospectus, in the section entitled Performance, in the first paragraph of that section, you noted that the Registrant has included two broad-based securities market indices as benchmarks.  You requested that the Registrant identify which one is the Fund's principal benchmark.

Response 13 – The Registrant has added additional disclosure that states the Standard & Poors 500 Index is the Fund's primary benchmark and the Blended Index (further addressed in Comment 14 below) is the Fund's additional benchmark as permitted by Instruction 6 to Item 27, referenced in Item 4(b)(2)(iii) of Form N-1A.

Comment 14 – In the summary prospectus, in the section entitled Performance, in the last paragraph of that section, you requested the Registrant provide additional disclosure regarding the calculation of the Blend Index.  Specifically, you requested disclosure regarding who calculates the index, if the percentage of the component indices could change and to modify the paragraph to more clearly define the component indices.

Response 14 – The Registrant has made the requested changes.

Comment 15 – In the statutory prospectus, under the heading Other Information About the Fund, in the second paragraph, you noted the disclosure regarding when the Fund may invest in cash or cash equivalents. Specifically with regard to the phrase “pending investment" you questioned whether such an instance is truly a temporary defensive position and requested that the paragraph be clarified.

Response 15 – The Registrant has revised the paragraph to delete the phrase "pending investment," which as you noted, would not be a basis for the Fund taking a temporary defensive measure.

Statement of Additional Information

Comment 16 –In the statement of additional information, in the first paragraph, you noted that the Fund's Semi-Annual Report to Shareholders (in addition to the Fund's Annual Report to Shareholders) should be incorporated by reference in to the statement of additional information.

Response 16 – The Registrant has made the suggested edit.

Comment 17 –  In the statement of additional information, under the heading Additional information About the Fund's Investments, under the subheading Investment Strategies and Risks, in the paragraphs discussing Mortgage-Backed Securities, you requested that the Registrant further address the conservatorship of Fannie Mae and Freddie Mac and the impact of such conservatorship on the quality, rating or financial backing of the securities issued by the entities.

Response 17 – Additional information has been added to the statement of additional information describing the conservatorship of Freddie Mac and Fannie Mae by the Federal Housing Finance Agency and the impact of the agency's authority may have on instruments issues by Freddie Mac and Fannie Mae.

Comment 18 – In the statement of additional information, under the heading Management of the Fund, regarding the Trustee and Officer tables, you requested that the Registrant more clearly label the tables to indicate which details the information for the Independent Trustees and which for the Interested Trustee and Officers.

Response 18 – The requested change has been made.

Comment 19 – In the statement of additional information, under the heading Disclosure of Portfolio Holdings, you requested the Registrant identify the other third-parties to whom the Registrant has an ongoing arrangement to release portfolio holdings.

Response 19 – The Registrant has provided additional detail regarding parties with whom the Fund has ongoing arrangements to disclose portfolio holdings information.

The Registrant acknowledges that:

- the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
- Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-  the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the proposed edits or responses to your comments, please feel free to contact me at 312.445.2251.

Regards,

/s/ Marc Collins

Marc Collins
General Counsel, RiverNorth Capital Management, LLC
Chief Compliance Officer, RiverNorth Funds